

Mail Stop 3720

December 17, 2015

Paul V. Hoagland
Treasurer and Chief Financial Officer
Five Star Quality Care, Inc.
400 Centre Street
Newton, Massachusetts 02458

> **Re:** **Five Star Quality Care, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 1, 2015**
> **File No. 333-208288**

Dear Mr. Hoagland:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Selling Shareholders, page 37

1.   We note that you have grouped your selling shareholders into two categories. While it appears that you have provided disclosures pursuant to Item 507 of Regulation S-K with regards to Senior Housing Properties Trust, you have not provided analogous information for the category of selling shareholders comprised of your officers and directors and officers of RMR LLC. For example, you have not stated the amount of common shares owned by your officers and directors and officers of RMR prior to the offering nor the amount of common shares to be offered for their accounts. In addition to providing the Item 507 information as concerns the Five Star and RMR category, please also clearly state the aggregate number of shares being registered for resale for both categories of selling shareholders.

Paul V. Hoagland
Five Star Quality Care, Inc.
December 17, 2015
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications